ESPANITA TEQUILA COMPANY, LLC

Profit & Loss Statement

December 31, 2023

ORDINARY INCOME/EXPENSE		
Marketing Services:		$290,325.00
Interest Income:		$46,627.38
Total Income:		**$336,952.38**
GROSS PROFIT:		**$336,952.38**
OPERATING EXPENSES:		
Advertising and Marketing:		
	Retail Activations	$1,753.00
	Advertising Photoshoots	$8,220.09
	Trade Events and Spirits Competitions	$12,450.00
	Trade and Consumer Media Advertising	$78,838.50
	E-Mail and Digital Advertising	$58,672.36
	Service Providers Fees	$76,042.99
Total Advertising and Marketing:		$235,976.94
Professional Fees and Services:		
	Accounting	$9,975.00
	Importer's Management Fees and Expenses	$154,594.97
	Distillery's Administrative Charges	$93,696.00
Total Professional Fees and Services:		$258,265.97
Fundraising Expenses:		$16,113.99
Bank Fees:		$263.97
Interest Expense:		$16,444.93
Professional Memberships and Subscriptions:		$833.33
TOTAL OPERATING EXPENSES		**$527,899.13**
INCOME (LOSS) FROM OPERATIONS		**($190,946.75)**
OTHER INCOME / (EXPENSES)		
	Interest Income - Money Market	$3,560.90
TOTAL OTHER INCOME / (EXPENSES)		$3,560.90
NET INCOME / (LOSS)		**($187,385.85)**